Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended
	2016	2015	2014	2013	2012

Income from continuing operations	$85,115	$73,081	$73,399	$55,405	$50,306
Fixed charges	27,850	18,324	14,634	12,296	10,098
Capitalized interest	(1,408)	(827)	(1,506)	(932)	(130)
Income allocated to non-controlling interests	-	-	-	-	(37)
Earnings	$111,557	$90,578	$86,527	$66,769	$60,237

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	26,442	17,497	13,128	11,364	9,931
Capitalized Interest	1,408	827	1,506	932	130
Income allocated to non-controlling interests	-	-	-	-	37
Total fixed charges	27,850	18,324	14,634	12,296	10,098
Preferred stock dividend (excludes preferred stock redemption charge)	-	2,454	3,273	3,273	3,273
Total fixed charges and preferred dividends	$27,850	$20,778	$17,907	$15,569	$13,371

Ratio of earnings to fixed charges	4.01	4.94	5.91	5.43	5.97

Ratio of earnings to fixed charges and preferred dividends	4.01	4.36	4.83	4.29	4.51